UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a – 16 or 15d – 16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 31, 2002

MADGE NETWORKS N.V.
(Translation of registrant’s name into English)

Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Page 1 of 9 Pages
Exhibit Index appears on page 4

MADGE NETWORKS N.V.

Item 1. Press Release

     Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on July 31, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Madge Networks N.V.

By:	/s/ Martin Malina

Martin Malina Managing Director

Date: October 7, 2002

EXHIBIT INDEX

Exhibit	Page

Press Release	5

(MADGE LOGO)

Madge Networks N.V.
Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands

Main: (+44) 1753 661 000
Fax: (+44) 1753 661 011

MADGE NETWORKS N.V. REPORTS
SECOND QUARTER 2002 RESULTS

     Amsterdam, The Netherlands (July 31, 2002) — Madge Networks N.V. (NASDAQ: MADGF), a global supplier of advanced networking product solutions, today announced results for its second fiscal quarter ended June 30, 2002.1

     Madge Networks revenues for the second quarter were US$9.5 million, compared to first quarter 2002 revenues of $10.0 million and second quarter 2001 revenues of $20.8 million. Net income for the quarter was $0.1 million, or just above breakeven earnings per share, compared to a net loss of $(0.5) million, or $(0.01) per share, for the previous quarter and a net income of $9.0 million, or $0.17 per share, for the second quarter of 2001. Net income for the 2001 period included special gains of $9.3 million relating primarily to the sale of Red-M shares, partially offset by a loss from associate Red-M of $1.5 million and a loss from discontinued operations of $2.5 million.

     For the six months ended June 30, 2002 net loss was $(0.4) million, or $(0.01) per share, compared to a net income of $11.4 million, or $0.21 per share for the six months ended June 30, 2001. Net income for the 2001 period included special gains of $9.3 million relating primarily to the sale of Red-M shares, partially offset by a loss from associate Red-M of $1.5 million and a loss from discontinued operations of $2.5 million.

     “We are pleased to report a return to profitability this quarter despite continuing difficult market conditions. Revenues, compared to last quarter, have remained relatively stable and we have continued to make good progress in our cost management efforts. This quarter, we again achieved improved gross margins and reduced operating costs compared to both the prior quarter and the second quarter of 2001. We also achieved excellent results in further reducing our inventories and in maintaining our days sales outstanding,” said Martin Malina, CEO, Madge Networks. “We have continued to add to our token ring product set and our new wireless product family offering is now available. Initial customer feedback from the wireless product road shows hosted in Europe and

1 For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

     America has been positive. We expect modest revenues from these new products in 2002.”

     The Company ended the first quarter with $9.0 million in cash, of which $5.4 million was not restricted. The Company continues its focus on working capital management, highlighted by the drop in the level of short-term borrowings, reduced to $1.4 million from $3.2 million at December 31, 2001. The large majority of Madge.web liabilities have now been negotiated, and whilst exposure to these liabilities and the timing and amount of expected funding repayments could still materially impact liquidity, much of the uncertainty surrounding the financial outcome of the Madge.web administration has been removed.

ENDS

     Conference Call
Investors will have the opportunity to listen to management’s discussion of its second quarter 2002 results in a conference call to be held on Thursday, August 1, 2002 at 8:30 a.m. (Eastern Time) over the Internet. To listen to the live call please go to our web site, www.madge.com, at least fifteen minutes early to register, download, and install any necessary audio software. A replay of the conference call will be available after 10.30 a.m. (Eastern Time) on August 1, 2002 for seven days by dialing 800-633-8284 (402-977-9140 for international callers), reservation #20781564, or by visiting our web site.

     About Madge Networks N.V.
Madge Networks N.V. (NASDAQ: MADGF) is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks is pioneering next generation networking solutions, which enable the painless deployment of Wireless and also 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers’ investments in Token Ring. Madge Networks also has an associate company, Red-M™, a market leader in wireless networking solutions. Madge Networks’ main business centers are located in Wexham Springs, United Kingdom and New York. Information about Madge Networks’ complete range of products and services can be accessed at www.madge.com.

     Private Securities Litigation Reform Act Statement
Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the risk that there will be a continuing downturn in the market for Token Ring products and in the economy generally, the probability that the Company will not be repaid the full funding that it provided to the administrators, the possibility that the Company’s exposure to Madge.web liabilities could still materially impact the Company’s liquidity and the impact on the financial position of Madge Networks resulting from these and other factors, including the new wireless product family generating sufficient revenue). Forward-looking statements in this press release include statements that refer to the fact that the Company expects modest revenues from its new wireless products, there is still exposure to the Madge.web liabilities and the timing and amount of expected funding repayments from the Administrators of Madge.web is uncertain, of which each factor could still materially impact liquidity and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge Networks’ recent SEC filings.

     Madge, the Madge logo and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom
Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

Madge Networks N.V.

Condensed Consolidated Balance Sheets2
(Unaudited)
(In thousands)

	Jun. 30,	Dec. 31,
	2002	2001

Assets Current assets:
Cash, cash equivalents, and short-term investments[3]	$9,049	$14,958
Accounts receivable, net	3,425	3,719
Inventories	3,284	4,540
Prepaid expenses and other current assets	5,077	6,025
Current assets of discontinued operations	1,252	1,590

Total current assets	22,087	30,832
Property and equipment, net	6,755	7,425
Intangible assets, net	1,007	3,633
Investments of discontinued operations	2,000	2,000
Fixed assets of discontinued operations	2,208	2,208
Total assets	$34,057	$46,098

Liabilities and Shareholders’ Equity Current liabilities:
Accounts payable and accrued liabilities	$17,690	$23,358
Income taxes payable	5,000	5,001
Short-term borrowings	1,384	3,189
Short-term obligations	288	559
Current liabilities of discontinued operations	7,357	9,560

Total current liabilities	31,719	41,667
Long-term obligations	1,121	1,125
Long-term obligations of discontinued operations	9,200	10,304

Total liabilities	42,040	53,096
Shareholders’ deficit	(7,983)	(6,998)
Total liabilities and shareholders’ deficit	$34,057	$46,098

2 The condensed consolidated balance sheet includes our associate company, Red-M, accounted for under equity accounting principles. Madge.web is now accounted for as a discontinued operation.

3 Cash includes a balance of $3.6M at June 30, 2002 and $6.4M at December 31, 2001 that had restricted use.

Madge Networks N.V.

Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands)

		Group Results [4]

	Three months		Six months
	ended		ended
	June 30,		June 30,

	2002	2001	2002	2001

Continuing Operations Net sales	$9,504	$20,813	19,531	$44,177
Cost of sales	3,683	9,446	7,777	20,966

Gross profit	5,821	11,367	11,754	23,211
Operating expenses:
Sales & marketing	3,087	3,838	6,633	10,647
Research & development	568	197	1,203	3,032
General and administrative	1,872	3,017	3,806	4,228
Special (gain)	—	(1,349)	—	(1,349)

Total operating expenses	5,527	5,703	11,642	16,558

Income (loss) from continuing operations	294	5,664	112	6,653
Net interest income (expense)	(200)	157	(491)	1,616
Gain on sale of investment in Red-M	—	7,997	—	7,997

Income (loss) from continuing operations before tax and share of associate loss	94	13,818	(379)	16,266
Income tax provision (benefit)	(23)	823	16	895
Income (loss) from continuing operations before share of associate loss	117	12,995	(395)	15,371
Associate loss	—	(1,499)	—	(1,499)

Net income (loss) from continuing operations	$117	$11,496	$(395)	$13,872
Discontinued Operations Loss from discontinued operations	—	(2,508)	—	(2,508)
Total net income (loss) from operations	$117	$8,988	$(395)	$11,364

Net income (loss) per share from continuing operations Basic and diluted	$0.00	$0.22	$(0.01)	$0.26
Net loss per share from discontinued operations Basic and diluted	—	$(0.05)	—	$(0.05)
Total net income (loss) per share Basic and diluted	$0.00	$0.17	$(0.01)	$0.21
Weighted Average Shares Outstanding Basic and diluted	54,039	54,038	54,039	54,000

4 The group results include our associate company, Red-M, accounted for under equity accounting principles. Madge.web is now accounted for as a discontinued operation.